UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five (5) business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Edible Garden AG Incorporated

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Wyoming

      Date of organization
      March 28, 2020

Physical address of issuer
283 County Road 519, Belvidere, NJ 07823, United States

Website of issuer
https://ediblegarden.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January 15, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
56

	Most recent fiscal year-end 2019(1)	Prior fiscal year-end 2018(1)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

(1) The company was formed on March 28, 2020.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ James Kras

_____

(Signature)

James Kras

_____

(Name)

Chief Executive Officer

_____

(Title)

October 29, 2020

_____

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Kras

_____

(Signature)

James Kras

_____

(Name)

Chief Executive Officer, Director

_____

(Title)

October 29, 2020

_____

Date

/s/ Michael James

_____
(Signature)

Michael James

_____
(Name)

Chief Financial Officer, Director

_____
(Title)

October 29, 2020

_____
Date

/s/ Dennis Rodrigues

_____
(Signature)

Dennis Rodrigues

_____
(Name)

Secretary, Director

_____
(Title)

October 29, 2020

_____
Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

October 29, 2020

EDIBLE GARDEN AG INCORPORATED



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Edible Garden AG Incorporated ("**Edible Garden**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 15, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering

materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://ediblegarden.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/ediblegarden.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Edible Garden AG Incorporated is a Wyoming corporation, incorporated on March 28, 2020.

The Company is located at 283 County Road 519, Belvidere, NJ 07823, United States.

The Company's website is https://ediblegarden.com.

The Company conducts business in 28 states of the United States.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/edible-garden and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000

Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100+
Offering deadline	January 15, 2021
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 41.

* The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.
+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. The COVID-19 pandemic has had a positive effect on the Company's growth so far and in the absence of the COVID-19 pandemic the Company may not be able to sustain its growth at the current pace. There can be no assurance that the Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.
As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where are products are distributed. In particular we are subject to the Federal Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act in 2011 (the "**FSM Act**"), which is enforced by the U.S. Food and Drug Administration ("**FDA**"). The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the United States. The FSM Act significantly enhances the FDA's authority over various aspects of food regulation. For example, the FSM Act granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. While the FDA has been active in implementing the requirements of the FSM Act through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing, the full impact of the FSM Act is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market. The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the

United States Department of Agriculture (the "**USDA**"), regulates the import and export of certain fruits and vegetables into and from the United States, and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.

The Company's improper use of hydroponic farming methods may significantly impact the Company's ability to maintain its operations and may adversely affect its financial results.
The Company's improper use of indoor hydroponic farming techniques may adversely impact its operating results. For example, hydroponic farming commingles the use of water and electricity in close proximity which, if combined, may cause an electric shock or a power outage. As the nutrients supply in a hydroponic garden is powered by electricity, an outage could be detrimental to the garden. If an outage occurs, and lasts for a considerable period of time, the plants may die out if a supplementary system of nutrition is not implemented.

Hydroponic farming also necessitates proactive disease management practices to protect against pests and other natural conditions, outside of the control of the Company, from spreading through water sources. If the Company fails to properly manage its hydroponic farms, its operations and financial results may be adversely affected.

The Company is subject to fluctuations in market price and demand for agricultural products.
Fresh produce, namely lettuces, is highly perishable and generally must be brought to market and sold soon after harvest. The selling price received for the Company's products may depend on a variety of factors, including timing of the sale, the availability and quality of the produce item in the market, and the availability and quality of competing produce.

In addition, general public perceptions regarding the quality, safety, or health risks associated with particular food products could reduce demand for some of the Company's products. Food safety warnings, advisories, notices, and recalls, such as those administered by the FDA, the Center for Disease Control and Prevention, other federal/state government agencies, could also reduce demand. To the extent that consumers evolve away from products that the Company produces for health, food safety or other reasons, and the Company is unable to modify the product or to develop products that satisfy new consumer preferences, there will be a decreased demand for the Company's products.

The Company's performance may be impacted by general and regional economic volatility or an economic downturn.
An overall decline in economic activity could adversely impact the Company's business and financial results. Economic uncertainty may reduce consumer spending as consumers make decisions on what to include in their food budgets. Economic uncertainty could also result in changing consumer preference. Shifts in consumer spending could result in increased pressure from competitors or customers that may require the Company to increase promotional spending or reduce the prices of some products, which could then lower revenue and profitability.

Additionally, the Company is subject to regional economic volatilities since the Company's growing operation is located solely in Belvidere, New Jersey. The Company's use of hydroponic farming requires that it rely on local disease-free water sources and growing materials. Accordingly, any change in the availability of these local raw materials could adversely affect the Company's operating results.

Government policies and regulations specifically affecting the agricultural sector and related industries could adversely affect the Company's operating results.
As a manufacturer of consumable products, the Company's operations are subject to extensive regulation

by various federal government agencies, including the FDA, the USDA and the Federal Trade Commission ("**FTC**"), as well as state and local agencies, such as the New Jersey Department of Agriculture, with respect to production processes, product attributes, packaging, labeling, storage, and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for safety, purity, and labeling. In addition, the advertising for the Company's products is subject to regulation by the FTC, and the Company's operations are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. Failure to comply with existing or modified regulations promulgated by these agencies may adversely affect the Company's operating results.

The Company's results may vary from quarter to quarter depending on seasonal fluctuations related to the sale of the Company's products.
Earnings may be affected by seasonal factors, including the availability, quality, and price of raw materials, the timing and effects of ripening and perishability, the ability to process perishable raw materials in a timely manner, the leveraging of certain fixed overhead costs during off-season months, and the slight impacts on consumer demand based on seasonal and holiday timing.

Increases in commodity or raw product input costs, such as fuel, packaging materials, could increase costs significantly.
The Company's costs are determined in part by the prices of fuel and packaging materials. The Company may be adversely affected if sufficient quantities of these materials are not available. Additionally any significant increase in the cost of these items could also materially and adversely affect the Company's operating results.

Specifically, the Company requires significant quantities of fuel for delivery vehicles and thus is exposed to the risks associated with fluctuations in the price for fuel. The price and supply of fuel can fluctuate significantly based on international, political, and economic circumstances, as well as other factors outside of the Company's control.

The loss of one or more of the Company's distributors, or a reduction in the level of purchases made by these distributors, could negatively impact the sales and profits of the Company.
The Company sells its products to national and local supermarket chains, including Walmart, Kroger, Meijer, Shop Rite, Stop & Shop, Target, HEB, and Albertsons. If sales to one or more of the Company's largest customers are reduced, this reduction may have a material adverse effect on the Company's business and financial condition. These customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, desired inventory levels and other factors that may be important to them at the time the purchase decisions are made. Changes in these customers' strategies or purchasing patterns may adversely affect the sales of the Company. For example, the customers may face financial or other difficulties, which may impact their operations and cause them to reduce their level of purchases, which could then adversely affect the Company's results of operations. Any bankruptcy or other business disruption involving one of the Company's significant customers also could adversely affect the results of operations as well.

The Company is subject to risk of product contamination and product liability claims.
The sales of Company products involve the risk of injury to consumers. Such injuries may result from tampering by unauthorized personnel, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, or residues introduced during the growing, packing, storage, handling or transportation phases. While the Company is subject to governmental inspection and regulations and believes that its facilities comply in all material respects with all applicable laws and regulations, including internal product safety policies, the Company cannot be sure that consumption of its products will not cause a health-related illness in the future or that it will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that the Company's products caused illness or injury could adversely affect the Company's reputation with

existing and potential customers and its brand image.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on James Kras, Michael James and Dennis Rodrigues. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions

affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities

and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
Edible Garden is a next generation farming company. Edible Garden was founded to provide our customers with local, highest quality organic, non-GMO, conventional and safe plant-based products. We leverage advanced technology to provide consumers with consistent quality products while striving to create the lowest carbon footprint. Edible Garden is a leading consumer brand for sustainable hydroponically grown herbs and lettuces available nationwide.

Business Plan
As a growth company we expected to breakeven in the next 6 to 12 months and achieve profitability in the next 18 months. The Company intends to focus on increasing general sales and broader product penetration with the existing customer base.

The Company's Products and/or Services

Product / Service	Description	Current Market
Organic Living Herbs 4inch potted	Basil potted plant Cilantro potted plant Parsley potted plant Rosemary potted plant Mint potted plant Oregano potted plant Thyme potted plant Sage potted plant Chives potted plant	Sold at major supermarkets nationally.
Premium organic cut herbs in Clamshells	12 varieties available	
Superleaf Spring Mix	Mixed greens in Clamshells	
Premium Living Lettuce	5 varieties in clamshell	
Living Fresh Basil	Hydroponic live basil	
Dill Potted Plant	Organic living herbs 4inch potted	

Competition
The main competitors are Aero Farms, Gotham Greens, Bright Farms, Bowery Farms, Plenty. We have a strong brand that has a reputation of innovation. Our team is very customer service centric in an industry that does not traditionally work with retailers as a consumer brands company. We also have proprietary grow technology that allows us to grow more with less resources. Our customer base today are the largest supermarket chains in the country. Most of our competitors are relatively new companies that are still building retail relationships.

Supply Chain
Edible Garden utilizes advanced, sustainable, environmentally controlled indoor agriculture to grow and process organic herbs. Through our extensive distribution platform and proprietary predictive modeling, we pick, pack and ship to big box retailer's distribution centers nationwide.

By leveraging our direct store delivery program, Edible Garden services over 300 locations throughout the NYC/NJ/CT area. In an effort to reduce food miles and ensure the highest freshness standards we deliver to the majority of our customers within 24 hours of harvest.

Edible Garden partners with other high tech, sustainable and environmentally controlled farms throughout the country in an effort to provide the same fresh, high quality produce to customers located in different vicinities. We control the process of ordering all supplies and work with national and local carriers to ensure consistency and superior quality.

Customer Base

We sell our products to national and local supermarket chains. Including Walmart, Kroger, Meijer, Shop Rite, Stop & Shop, Target, HEB, Albertsons and many more. Our products are sold in the produce section with a mature target audience of health conscience Boomer, Gen X and Millennial consumers.

Intellectual Property

The Company has the following registered trademarks:

Registration No. / Serial No.	Title	Description	File Date	Grant Date	Country
4819426 9/22/2015	BE BIKINI READY	Dietary and nutritional supplements; Dietary and nutritional supplements used for weight loss; Dietary supplements for weight loss, maintaining weight, cleansing; Nutritional supplement in the nature of a nutrient-dense, protein-based drink mix; Nutritional supplement shakes; Nutritional supplements; Nutritional supplements for weight loss, maintaining weight, cleansing; Nutritional supplements in the form of pills, capsules, gummies, powder; Nutritional supplements in the nature of nutritionally fortified soft chews; Vitamin supplements.	August 2, 2014	September 22, 2015	USA
4974458 6/7/2016	BIG WHEY	Dietary and nutritional supplements; Dietary and nutritional supplements containing whey; Dietary and nutritional supplements for endurance sports; Dietary supplement drink mixes; Dietary supplemental drinks; Dietary supplemental drinks in the nature of vitamin and mineral beverages; Dietary supplements; Liquid nutritional supplement; Liquid protein supplements; Nutritional and dietary supplements formed and packaged as bars; Nutritional supplement energy bars; Nutritional supplement in the nature of a nutrient-dense, protein-based drink mix; Nutritional supplement shakes; Nutritional supplements; Nutritional supplements in the form of pills, capsules, powder, gummies, chews, and bars; Nutritional supplements in the nature of nutritionally fortified soft chews; Powdered fruit-flavored dietary supplement drink mix; Protein dietary	March 13, 2015	June 7, 2016	USA

		supplements; Protein supplement shakes; Protein supplements; Whey protein supplements; all of the foregoing containing whey protein.			
5652663 1/15/2019	BIG WHEY	Protein supplements; Nutritional supplement in the nature of a nutrient-dense, protein-based drink mix; all of the foregoing containing whey protein; Powdered nutritional supplement drink mix containing whey protein.	November 10, 2017	January 15, 2019	USA
4924108 3/22/2016	BIKINI READY	Blades for electric razors; Cases for razors; Disposable razors; Electric razors; Electric razors and electric hair clippers; Non-electric razors; Razor blades; Razor cases; Razors; Razors and razor blades; Safety razors; Straight razors.	January 21, 2015	March 22, 2016	USA
4819527 9/22/2015	BIKINI READY	Fruit-based meal replacement bars; Fruit-based meal replacement bars for boosting energy; Fruit-based organic food bars; Fruit-based raw food bars; Nut and seed-based snack bars; Nut- and dried fruit- based snack bars; Nut-based snack bars; Organic nut and seed-based snack bars; Processed fruit- and nut-based food bars; Seed-based snack bars; Soy-based food bars; Vegetable-based raw food bars.	September 5, 2014	September 22, 2015	USA
4819194 9/22/2015	BIKINI READY	Cosmetic creams for skin care; Cosmetic suntan lotions; Hair removing cream; SPF sun block sprays; SPF sun block towelettes; Sun block; Sun block preparations; Sun care lotions; Sun-block lotions; Suntan creams; Suntan oils for cosmetic purposes.	June 30, 2014	September 22, 2015	USA
4819191 9/22/2015	BIKINI READY	Bikinis; Swimsuits; Swimwear.	June 30, 2014	September 22, 2015	USA
4819189 9/22/2015	BIKINI READY	Sunglasses.	June 30, 2014	September 22, 2015	USA
4211382 9/18/2012	BIKINI READY	Amino acids for nutritional purposes; Dietary and nutritional supplements; Dietary and nutritional supplements for endurance sports; Dietary and	August 4, 2011	September 18, 2012	USA

		nutritional supplements used for weight loss; Dietary beverage supplements for human consumption in liquid and dry mix form for therapeutic purposes; Dietary food supplements; Dietary supplement for eliminating toxins from the intestinal tract; Dietary supplemental drinks; Dietary supplemental drinks in the nature of vitamin and mineral beverages; Dietary supplements; Dietary supplements for controlling cholesterol; Dietary supplements for human consumption; Dietary supplements in the nature of weight loss powders; Enzyme food supplements; Food supplements; Food supplements, namely, anti-oxidants; Ground flaxseed fiber for use as a dietary supplement; Health food supplements; Herbal supplements; Homeopathic supplements; Lecithin for use as a dietary supplement; Liquid nutritional supplement; Liquid protein supplements; Liquid vitamin supplements; Meal replacement and dietary supplement drink mixes; Mineral nutritional supplements; Mineral supplements; Natural herbal supplements; Nutraceuticals for use as a dietary supplement; Nutritional and dietary supplements formed and packaged as bars; Nutritional drink mix for use as a meal replacement; Nutritional energy bars for use as a meal substitute; Nutritional food bars for use as a meal replacement; Nutritional oils not for food or cosmetic purposes; Nutritional shakes for use as a meal substitute; Nutritional supplement for eliminating toxins from the body; Nutritional supplement for eliminating toxins from the intestinal tract; Nutritional supplements; Nutritional supplements in lotion form sold as a component of nutritional skin care products; Nutritional supplements in the nature of nutritionally fortified soft chews; Nutritional supplements, namely, carbohydrates in powdered form; Nutritional supplements, namely, probiotic compositions; Powdered fruit-flavored dietary supplement drink mix;			

		Powdered nutritional supplement drink mix; Powdered nutritional supplement drink mix and concentrate; Protein supplements; Vitamin and mineral supplements; Vitamin supplement in tablet form for use in making an effervescent beverage when added to water; Vitamin supplements; Vitamins and dietary food supplements for animals; Weight management supplements; Whey protein supple.			
4645946 11/25/2014	CONQUER THE BIKINI	Dietary and nutritional supplements; Dietary and nutritional supplements containing whey protein, green coffee bean, white kidney beans, milk thistle extract; Dietary and nutritional supplements for endurance sports; Dietary and nutritional supplements used for weight loss; Dietary beverage supplements for human consumption in liquid and dry mix form for therapeutic purposes; Dietary supplement beverage for satisfies appetite, maintain healthy weight, promote fat burning, boost metabolism, cleanse; Dietary supplement drink mixes; Dietary supplemental drinks; Dietary supplemental drinks in the nature of vitamin and mineral beverages; Dietary supplements; Dietary supplements also containing whey protein, green coffee bean, white kidney beans, milk thistle extract; Dietary supplements consisting primarily of whey protein, green coffee bean, white kidney beans, milk thistle extract; Dietary supplements for human consumption; Dietary supplements for satisfies appetite, maintain healthy weight, promote fat burning, boost metabolism, cleanse; Dietary supplements in the nature of weight loss powders; Herbal supplements; Herbal supplements for satisfies appetite, maintain healthy weight, promote fat burning, boost metabolism, cleanse; Liquid nutritional supplement; Liquid protein supplements; Liquid vitamin supplements; Mineral nutritional supplements; Mineral supplements; Nutritional supplement in the nature of a nutrient-dense, protein-	May 13, 2013	November 25, 2014	USA

		based drink mix; Nutritional supplement shakes; Nutritional supplements; Nutritional supplements consisting primarily of whey protein, green coffee bean, white kidney beans, milk thistle extract; Nutritional supplements for satisfies appetite, maintain healthy weight, promote fat burning, boost metabolism, cleanse; Nutritional supplements in the form of whey protein, green coffee bean, white kidney beans, milk thistle extract; Nutritional supplements in the nature of nutritionally fortified soft chews; Powdered fruit-flavored dietary supplement drink mix; Powdered nutritional supplement concentrate; Powdered nutritional supplement drink mix; Powdered nutritional supplement drink mix and concentrate; Protein supplement shakes; Protein supplements; Vitamin and mineral supplements.			
5885559 10/15/2019	EDIBLE GARDEN SIMPLY LOCAL	Fresh culinary herbs; Fresh herbs; Fresh lettuce; Fresh vegetables; living herb plants, namely, fresh herbs; living lettuce, namely, unprocessed lettuce, fresh lettuce; Living plants; living vegetable plants; Living produce, namely, fresh herbs, chives, basil, lettuce, parsley, oregano, dill, rosemary, mint, thyme, sage and cilantro.	July 23, 2014	October 15, 2019	USA
4891144 1/26/2016	EDIBLE GARDEN SIMPLY LOCAL	Living produce, namely, basil, lettuce, parsley, oregano, rosemary, mint, thyme, sage and cilantro.	October 11, 2013	January 26, 2016	USA
4974340 6/7/2016	FARM TO FORMULA	Dietary and nutritional supplements; Dietary supplement beverage for pain relief; Dietary supplements for pain relief; Health food supplements; Herbal supplements; Herbal supplements for pain relief; Homeopathic supplements; Natural herbal supplements; Nutraceuticals for use as a dietary supplement; Nutraceuticals for use as a dietary supplement for pain relief; Nutritional and dietary supplements formed and packaged as bars; Nutritional supplement energy bars; Nutritional supplement in the nature of a nutrient-dense, protein-based drink	February 26, 2015	June 7, 2016	USA

		mix; Nutritional supplements for pain relief; Nutritional supplements in the form of capsules, bars, chewables, gums, and gummies; Vitamin supplements.			
4485295 2/18/2014		On-line journals, namely, blogs featuring surfing; Providing a website featuring blogs and non-downloadable publications in the nature of articles, videos, images in the field(s) of surfing; Providing a website featuring information relating to the sport of surfing.	August 2, 2013	February 18, 2014	USA
4974204 6/7/2016	LEVAMEN	Dietary and nutritional supplements; Dietary supplement beverage for pain relief; Dietary supplemental drinks in the nature of vitamin and mineral beverages; Dietary supplements; Dietary supplements for pain relief; Food supplements for pain relief; Herbal supplements; Herbal supplements for pain relief; Liquid nutritional supplement; Liquid vitamin supplements; Natural supplements for treating depression and anxiety; Nutraceuticals for use as a dietary supplement; Nutraceuticals for use as a dietary supplement for pain relief; Nutritional and dietary supplements formed and packaged as bars; Nutritional supplements in the form of capsules, bars, chewables, gum, and gummies.	January 28, 2015	June 7, 2016	USA
4784557 8/4/2015	SNIP-ITS	Living produce, namely, fresh herbs, basil, sage, thyme, oregano, rosemary, mint.	July 23, 2014	August 4, 2015	USA
5393902 2/6/2018	SUPERLEAF	Nutritional supplement shakes; Nutritional supplements; Beverages containing chlorophyll for use as a nutritional supplement; Dietary and nutritional supplements; Dietary and nutritional supplements used for weight loss; Food supplements, namely, anti-oxidants; Powdered nutritional supplement concentrate; Powdered nutritional supplement drink mix; Powdered nutritional supplement drink mix and concentrate; Soy protein for use as a nutritional supplement in various powdered and ready-to-drink	April 8, 2016	February 6, 2018	USA

		beverages; none of the foregoing including aloe vera or aloe vera extracts; none of the foregoing including Aloe vera drinks, tea and beverages made from tea, energy drinks, or energy drinks containing nutritional supplements.			
4924258 3/22/2016	VITAMIN WAY	Gummy vitamins; Liquid vitamin supplements; Mineral, vitamin, or nutritionally enhanced water; Mixed vitamin preparations; Multi-vitamin preparations; Nutritional and dietary supplements formed and packaged as bars; Nutritional supplements; Nutritional supplements in the form of capsules, bars, chewables, gum, and gummies; Nutritional supplements in the nature of nutritionally fortified soft chews; Nutritional supplements, namely, carbohydrates in powdered form; Powdered nutritional supplement concentrate; Powdered nutritional supplement drink mix; Protein supplements; Vitamin and mineral formed and packaged as bars; Vitamin and mineral preparations for medical use; Vitamin and mineral supplements; Vitamin and mineral supplements for use as ingredients in the food and pharmaceutical industry; Vitamin supplements; Vitamin tablets; Vitamins; all of the foregoing containing vitamins.	March 31, 2015	March 22, 2016	USA
4915591 3/8/2016	VITAMIN WHEY	Dietary supplement drink mixes; Nutritional supplement in the nature of a nutrient-dense, protein-based drink mix; Nutritional supplement shakes; Powdered nutritional supplement concentrate; Powdered nutritional supplement drink mix and concentrate; Protein supplement shakes; all of the foregoing containing whey as an ingredient.	March 13, 2015	March 8, 2016	USA
6,078,909 6/16/2020	ZERO-WASTE INSPIRED	Fresh culinary herbs; Fresh herbs; Fresh lettuce; Fresh vegetables; living herb plants, namely, fresh herbs; living lettuce, namely, unprocessed lettuce, fresh lettuce; Living plants; living vegetable plants; Living produce,	November 7, 2019	June 16, 2020	USA

		namely, fresh herbs, chives, basil, lettuce, parsley, oregano, dill, rosemary, mint, thyme, sage and cilantro; all of the foregoing excluding tomatoes and tomato plants.			

Governmental/Regulatory Approval and Compliance
As a producer and distributor of food products, we are subject to the laws and regulations in the jurisdictions where our facilities are located and where are products are distributed. In particular we are subject to the FSM Act, which is enforced by the FDA. The FDA has the authority to regulate the growing, harvesting manufacture, including composition and ingredients, processing, labeling, packaging import, distribution and marketing and safety of food in the United States. The FSM Act significantly enhances the FDA's authority over various aspects of food regulation. For example, the FSM Act granted the FDA mandatory recall authority when the FDA determines there is a reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. While the FDA has been active in implementing the requirements of the FSM Act through issuance of regulations designed to result in a reduction of the risk of contamination in food manufacturing, the full impact of the FSM Act is not yet known, and we cannot assure you that it will not materially impact our business. Regulatory agencies in other jurisdictions have similar authority to address the risk of contamination or adulteration, and to require that contaminated products be removed from the market. The failure to comply with these laws and regulations in any jurisdiction, or to obtain required approvals, could result in a ban or temporary suspension on the production of our products or limit or bar their distribution, and affect our development of new products, and thus could materially adversely affect our business and operating results. In addition, the USDA regulates the import and export of certain fruits and vegetables into and from the United States, and the USDA also imposes growing, manufacturing and certification requirements for certain products labeled with organic claims. Failure to obtain necessary permits or otherwise comply with USDA regulations and requirements could result in a ban or temporary suspension of our ability to grow, manufacture or market our products as organic, and thus could materially adversely affect our business.

Litigation
The Company does not have any pending or threated lawsuits.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Intermediary Fees	6%	1,500	6%	64,200
Building packing facility*	50%	12,500	50%	535,000
General & Administrative**	20%	5,000	20%	214,000
Marketing***	12%	3,000	12%	128,400
Legal	8%	2,000	8%	85,600
Professional services	4%	1,000	4%	42,800
Total	**100%**	**25,000**	**100%**	**1,070,000**

*Packing Facility: the facility will allow the Company to cut and pack its own products rather than outsource this today. This will have a direct cost savings to the Company in addition to allowing us to get traceability and products to our supermarket partners much faster. Another significant impact will be reduction of transportation costs and carbon footprint.

**General & Administration: as we bring online the packaging facility we will have to hire more workers to support the operation. We anticipate adding another 6 employees that will work the packaging line.

***Marketing: we plan to do more online and in store marketing which will allow us to continue to expand our brand.

The Company maintains discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Kras	Chief Executive Officer, Founder	**Edible Garden AG Incorporated**, Co-Founder & CEO (Mar 2020 – Present). Responsibilities: • Setting strategic goals, leading the development of the company's short- and long-term strategy. • Communicating on behalf of the company • Fundraising; • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Assessing risks to the company and ensuring they are monitored and minimized. **Edible Garden Corp**, President & Chief Marketing Officer (Jan 2016 – Mar 2020). Responsibilities:	Long Island University, BS, Marketing, 1992

		• Setting strategic goals, leading the development of the company's short- and long-term strategy. • Communicating on behalf of the company • Fundraising; • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Assessing risks to the company and ensuring they are monitored and minimized.	
Michael James	Chief Financial Officer, Director	**Edible Garden AG Incorporated**, (Mar 2020 – Present). Responsibilities: • Overseeing the company's fiscal activity, including budgeting, reporting, and auditing • Assisting in formulating the company's future direction and supporting tactical initiatives • Developing performance measures and monitoring systems that support the company's strategic direction **Edible Garden Corp.,** CFO, Director (Apr 2013 – Mar 2020) Responsibilities: • Overseeing the company's fiscal activity, including budgeting, reporting, and auditing • Assisting in formulating the company's future direction and supporting tactical initiatives • Developing performance measures and monitoring systems that support the company's strategic direction • Assessing risks to the company and ensuring they are monitored. **Terra Tech Corp.,** CFO (Jun 2010 – Mar 2020) Responsibilities:	Fairleigh Dickinson, BS, Accounting, 1982

		• Overseeing the company's fiscal activity, including budgeting, reporting, and auditing • Assisting in formulating the company's future direction and supporting tactical initiatives • Developing performance measures and monitoring systems that support the company's strategic direction Assessing risks to the company and ensuring they are monitored.	
Dennis Rodrigues	Secretary, Director	**Edible Garden AG Incorporated**, Director (Mar 2020 – Present). Responsibilities: • Corporate governance • Strategic advisory • Planning and budgeting **Marco Polo Securities**, Outside Advisor (Feb 2019 - Present) Responsibilities: • Corporate governance • Strategic advisory Planning and budgeting **AmerInvest Regional Center Holdings** CEO (Jun 2015- Present) Responsibilities: • Setting strategic goals, leading the development of the company's short- and long-term strategy. • Communicating on behalf of the company • Fundraising; • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Assessing risks to the company and ensuring they are monitored and minimized. **Amerinvest LLC**, CEO (November 2018- Present) Responsibilities:	Long Island University, BS, Finance, 1992

		- Setting strategic goals, leading the development of the company's short- and long-term strategy. - Communicating on behalf of the company - Fundraising; - Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. - Assessing risks to the company and ensuring they are monitored and minimized. **BondCliq**, Director (Jul 2015 - Present) Responsibilities: - Corporate governance - Strategic advisory - Planning and budgeting - Cap Connect	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 56 employees.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	2,000,000 shares
Voting Rights	1 vote per share of common stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

The Company has issued the following outstanding debt:

Type of debt	Secured Promissory Note
Amount outstanding	$3,000,000
Interest Rate	Simple interest 3.5%
Description of Collateral	Green house, equipment, inventory and the product the green house produces
Other Material Terms	This note was issued in a management buyout.*
Maturity Date	March 30, 2025

* For more details, please refer to TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST"

The Company does not have any debts in default.

Ownership
The Company is wholly owned subsidiary of Edible Garden Holdings Inc, a Wyoming corporation formed on Feb. 24, 2020 (the "**Parent**").

Below the beneficial owners of 20% percent or more of the Parent's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
James Kras	47,500 shares of common stock	47.5%
Michael James	47,500 shares of common stock	47.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Edible Garden is a next generation farming company. Edible Garden was founded to provide our customers with local, highest quality organic, non-GMO, conventional and safe plant-based products. We leverage advanced technology to provide consumers with consistent quality products while striving to create the lowest carbon footprint. Edible Garden is a leading consumer brand for sustainable hydroponically grown herbs and lettuces available nationwide.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of October 15, 2020, the Company has $250,000 cash on hand, which gives a 3 month runway. If the Target Amount is raised the Company will have additional 12 months of runway. The Company has no cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Other than the proceeds from this Offering and other offerings, the Company has proceeds from the sale of its products in the marketplace.

Capital Expenditures and Other Obligations
The Company intends to spend approximately $500,000 in the completion of its packaging facility and another $200,000 on self-watering supermarket display units.

Valuation
The Company has not conducted a 409a valuation. The Securities being offered are priced arbitrarily.

Material Changes and Other Information
The Company has changed its name from Edible Garden Incorporated to Edible Garden AG Incorporated as of July 24, 2020.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for management's evaluation of subsequent events and applicable disclosures.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$1 and pre-incorporation services	2,000,000*	General Working Capital	March 28, 2020	Section 4(a)(2)

*On March 28, 2020, the Company issued 100,000 shares of its common stock to the Parent. On October 14, 2020, the Company's board of directors and the shareholder declared a 20-for-1 stock split of the Corporation's common stock in which every one share of the Corporation's common stock is split and converted into 20 shares of the Corporation's common stock. As a result, the Parent's 100,000 shares of common stock were split and converted into 2,000,000 shares of common stock.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by January 15, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000 (the "**Maximum Amount**") and the additional Securities will be allocated on a "at the Company's discretion".

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a Purchaser makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Purchaser.** Purchaser funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline.</u>** The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event an amount equal to two (2) times the Target Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "Initial Closing"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "Subsequent Closing") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 20,000,000 shares of common stock, no par value*, 2,000,000 of which are issued and outstanding.

*The Company has filed the articles of amendment with the Wyoming Secretary of State to increase the par value of the Company's stock to $0.0001 per share. As of the date of this Form C, such a filing has not come into effect.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $18,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $18,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

On March 30, 2020, the Company entered into and closed an Asset Purchase Agreement (the "**Purchase Agreement**") with Edible Garden Corp., a wholly-owned subsidiary of Terra Tech Corp. (the "**Terra**"), pursuant to which Edible Garden Corp. sold and the Company purchased substantially all of the assets of Edible Garden Corp. (the "**Business**"). The aggregate consideration for the Business is $3,000,000 paid via a secured promissory note maturing on March 30, 2025 and bearing simple interest at 3.5% per annum (which yields $525,000 in 5 years). The note has been issued to Sament Capital Investments, Inc., a wholly-owned subsidiary of Terra.

Michael James, the Company's Chief Financial Officer and director, was the Chief Financial Officer of Terra and the Chief Financial Officer and Director of Edible Garden Corp. Michael James also owned 824,835 common shares of Terra Tech Corp. and has no ownership interest in Edible Garden Corp. James Kras, the Company's Chief Executive Officer, was President and Chief Marketing Officer of Edible Garden Corp. James Kras has no ownership interest in Edible Garden Corp., Sament Capital Investments, Inc., or Terra. There is no material relationship between Terra or its affiliates and the Company other than as set forth in the previous sentences. The Purchase Agreement contains customary conditions, representations, warranties, indemnities and covenants by, among, and for the benefit of the parties.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

Edible Garden AG Incorporated

(a Wyoming corporation;
formerly known as Edible Garden Incorporated)

Unaudited Financial Statements

As of March 28, 2020 (Inception)

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Edible Garden AG Incorporated

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 24, 2020

To: Board of Directors of Edible Garden AG Incorporated
        Attn: Michael James, CFO

Re: 2020 Financial Statement Review
        Edible Garden AG Incorporated

We have reviewed the accompanying financial statements of Edible Garden AG Incorporated (the "Company"), which comprise the balance sheet as of March 28, 2020 (Inception) and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

EDIBLE GARDEN AG INCORPORATED
BALANCE SHEET
March 28, 2020 (Inception) through March 28, 2020
(Unaudited)

ASSETS

Total Assets	$	0

LIABILITIES AND STOCKHOLDERS' EQUITY

Total Liabilities	$	0

STOCKHOLDERS' EQUITY

Common Stock; $0 par value, 100,000 shares authorized		
0 shares issued and outstanding		0
Retained earnings		0
Total Stockholders' Equity		0
Total Liabilities and Stockholders' Equity	$	0

The accompanying notes are an integral part of these financial statements.

EDIBLE GARDEN AG INCORPORATED
STATEMENT OF OPERATIONS
March 28, 2020 (Inception) through March 28, 2020
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses		0
Net Income	$	0

EDIBLE GARDEN AG INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
March 28, 2020 (Inception) through March 28, 2020
(Unaudited)

| | Common Stock | | | |
	Shares	Par Value	Retained Earnings	Total Stockholders' Equity
Balance as of March 28, 2020	0	$ 0	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

EDIBLE GARDEN AG INCORPORATED
STATEMENT OF CASH FLOWS
March 28, 2020 (Inception) through March 28, 2020
(Unaudited)

Cash Flow from Operating Activities		
Net Income (Loss)	$	0
Net cash used in operating activities		0
Cash Flow from Investing Activities		
Net change in cash from investing activities		0
Cash Flow from Financing Activities		
Net change in cash from financing activities		0
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

EDIBLE GARDEN AG INCORPORATED
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 28, 2020

NOTE 1 – NATURE OF OPERATIONS

Edible Garden AG Incorporated (which may be referred to as the "Company", "we," "us," or "our"; formerly known as Edible Garden Incorporated—see Note 7) was incorporated in Wyoming on March 28, 2020. The Company grows and sells kosher, organic, non-GMO produce. The Company was formed with the intent to purchase assets of a different company (see Note 7). The Company's headquarters are in Belvidere, New Jersey. The company began operations in 2020.

Since Inception, the Company has relied on the issuance of a secured promissory note (See Note 7) to fund its operations. The Company has a very limited operating history. Although the company has a limited operating history, the brand "Edible Garden" has been in the produce industry since 2015. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of March 28, 2020, the Company had $0 cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of March 28, 2020, as there were no fixed assets as of March 28, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision yet for the Company. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of March 28, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by growing and selling organic, kosher, non-GMO produce. The Company's payments are generally collected upfront. For the period March 28, 2020 through March 28, 2020, the Company recognized $0 in revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of March 28, 2020 the company had $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020 in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 100,000 share, par value $0, issued and outstanding 0 shares as of March 28, 2020.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Legal Name Change

On July 20, 2020, the Company amended its name to Edible Garden AG Incorporated from Edible Garden Incorporated.

Asset Purchase

On March 30, 2020, the Company acquired the assets of Edible Garden Corp., a Nevada corporation and a wholly-owned subsidiary of Terra Tech Corp. The brand "Edible Garden" has been in the produce industry since 2015. The aggregate consideration paid for Edible Garden Corp. was a five-year $3,000,000 secured promissory note bearing interest at 3.5% per annum (see below). Michael James, the former Chief Financial Officer of Terra Tech Corp., is a principal and the new CFO of the Company. There is no material relationship between the Terra Tech Corp. or its affiliates and the Company other than as set forth in the previous sentence. The Purchase Agreement contains customary conditions, representations, warranties, indemnities and covenants by, among, and for the benefit of the parties.

Issuance of Secured Promissory Note

On March 30, 2020 the Company entered into a promissory note (the "Note") for $3,000,000. The Note has an interest rate of 3.5% per annum on a 360-day year basis and a maturity date of March 30, 2025. The first year of interest will be added to the note amount, and after the first-year interest is to be paid on a monthly basis until the maturity date. The Note is secured by all of the assets purchased in the acquisition.

Issuance of Common Stock

In March 2020 the Company issued 800 shares of common stock, par value $0.

Increase of Authorized Shares

In September 2020, the Company increased the total authorized shares from 100,000 to 20,000,000, and par value remained at $0 per share.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through September 24, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D

Offering Page found on Intermediary's Portal.



Republic

Company Name Edible Garden

Logo



EDIBLE GARDEN SIMPLY LOCAL SIMPLY FRESH

Headline Changing agriculture with technology, sustainability & real sales

Hero Image



EDIBLE GARDEN
SIMPLY LOCAL
SIMPLY FRESH
Click Here to Enter Future Farming!
Zero-Waste Inspired
An eco-friendly product means less waste.

Tags Agriculture, Consumer Goods, Organic food, Sustainable

Pitch text

Summary

- 100% sales growth YOY, projected to reach $11M in 2020
- Sales at major retailers: Walmart, Target, ShopRite, Hannaford, Kroger, etc
- AgTech/future farming patented technology—self water displays & software
- Sustainable, locally grown produce in 5,000+ store doors and counting!
- Strategically located operations—New Jersey, Ohio, Indiana & Michigan
- Innovative packaging solutions to secure supply chain safety

- Social mission—support local farms/local jobs, 300+ direct/indirect jobs

Problem

Big Agriculture failed to make produce safe and sustainable

The New York Times

C.D.C. Issues E. Coli Warning on Romaine Lettuce Ahead of Thanksgiving

At least 28 people have been hospitalized after being infected by E. coli linked to the Salinas, Calif., growing region.



There are huge problems with the current model of legacy large scale agriculture that supplies the produce that feeds us. Safety issues, contamination recalls, over-fertilization, massive water usage, genetically modified ingredients, over dependence on plastics, too many food miles —the list goes on. Way too much waste, too much uncertainty—a total lack of transparency and trust. They failed us.

Solution

Edible Garden: safe, scalable, Zero-Waste Inspired® farming



Edible Garden is the leader in locally grown organic produce and herbs. We are backed by state-of-the-art sustainable and Zero-Waste Inspired® hydroponic indoor greenhouses & farms run by proprietary farm management software. We are also beginning to leverage block chain technology at every stage of the supply chain in order to ensure full transparency, traceability and safety in every product we offer.

Fully operated by local people, our facilities provide jobs and opportunities while supplying our customers with product that uses less to grow more while cutting down on food miles and our carbon footprint.

Below: Edible Garden's commitment and contribution to sustainability and carbon reduction exemplified by Walmart's Project Gigaton results.


Walmart
ProjectGigaton
EDIBLE GARDEN
Zero-Waste Inspired
EDIBLE GARDEN'S 2019 PROJECT GIGATON IMPACT
REMOVED 12 PASSENGER CAR YEARLY EMISSIONS!
RECYCLED
EIGHTEEN
TONS
OF CARDBOARD
SAVED
6885 GALLONS
OF GASOLINE
46
2549
SAVED 2549 CYLINDERS OF PROPANE
CONSERVED 46 BARRELS OF OIL
Source: Edible Garden, February 2020

Product

Safe, secure & fresh!

Edible Garden created a better way to combine emerging technology with the wisdom of Mother Nature. We use sustainable hydroponic future farming methods to provide customers with the high-quality products; free of harmful pesticides, herbicides, residues, and contaminants. Our produce is grown in environmentally controlled indoor environments that provide a safe and secure supply chain with complete transparency & traceability.

Additionally, Edible Garden's next generation innovations include patented self-watering displays that extend plant shelf life and cut waste. Recyclable herb bags with OTR technology are also featured, as well as sugar cane based herb sleeves that are biodegradable —all of which help reduce our environmental impact.



Zero-Waste Inspired™ Innovations

Safety Secured. It's confidence knowing Edible Garden's leafy greens and lettuces are grown in a safe & secure method that adheres to stringent food safety protocols. The products are grown in environmentally controlled, closed-looped, advanced greenhouses using only the strictest traceability process while delivering on our Zero-Waste Inspired™ mandate of transparency & sustainability.



KEY

1. Bio-Based Sleeve
2. Hydro Basil
3. Self-Watering Display
4. Buttercrunch Lettuce
5. Mesh Bags

1
- BIO-BASED SLEEVE
- REDUCES CO_2 FOOTPRINT
- RECYCLABLE MATERIALS

2
- TENDER LEAVES, MORE FLAVOR
- CONVENIENT PACKAGING
- LIVING ROOTS = MORE FRESHNESS



3
- SELF-WATERING
- 1-YEAR BATTERY LIFE
- MOBILE

4
- BUTTERY CRUNCH
- LASTS 2X LONGER THAN OTHER LETTUCES











Traction



Available in over 5k stores nationwide

Since our inception, Edible Garden has established partnerships with many of the biggest names in grocery stores and organic food markets. Our products are available in over 5k+ retailers nationwide and are carried in major chains such as Meijer, Walmart, Target, ShopRite, Hannaford, Kroger and more!











































Customers

5 star reviews, nothing less

Our target customer is the health-conscious individual looking to help themselves and the environment, without breaking the bank. Our organic herbs & lettuces have received rave reviews since our launch, which has helped us establish strong brand loyalty and retail partnerships across the U.S.



Edible Garden

May 16 · 🌐

"Look what I bought at Market Basket today... delicious in my salad!" -Denise, Oxford,MA #ediblegarden #lettuce #living #zerowasteinspired



Jo Ann Sweezey reviewed Edible Garden — 5★

March 3, 2017 · 🌐

LOVE Edible Garden's organic potted herbs, esp. the Parsely. I can't get enough Parsely, Cilantro & Basil! Keep up the great work Edible Garden!



Kathleen McCarthy recommends Edible Garden.
March 24, 2019 ·

Made my first purchase of beautiful parsley and had to look at the wrapping to see where the farm was located only to find it's located a few miles from me. Local, organic and hydroponic ... win, triple win..... going back to find more plants to purchase.

Business Model

The perfect marriage of farming, technology & distribution



Edible Garden's platform supplies its national brand of produce on a local level. Utilizing local facilities, Edible Garden leveraged its position to supply big box, regional grocery stores chains and independents alike. Our business model is to continue partnering with the biggest and the best in fresh grocery retail to grow our sales while keeping to our local roots. Simply Local, Simply Fresh! This approach helped us earn over **$5.6M in sales in 2019 alone**.



Market



Branded produce drives category sales growth @ 12%

The organic food market in the U.S. alone was worth **$47.9B in 2018,** growing at an annual rate of 5.9%. Organic produce has captured nearly 15% of that market, as more consumers seek transparency and integrity within their food.

Branded produce when looked at as a standalone, continues to outperform its contemporaries as well. Edible Garden plays in both these arenas.



Competition

Uniquely positioned for accelerated growth



Edible Garden occupies a unique position within the organic food and produce industries. We're not a grow-at-home kit, offered at places such as Lowes and The Home Depot. Instead, we remove the work and provide customers with fully grown and ready-to-eat hydroponically grown produce. Unlike our competitors in the legacy produce space, we're using a sustainable future farm model with transparent and ethical farming practices. We're providing the highest standard and quality at a time when people want ready to eat products that are safe, clean and nutritious.



Vision

Edible Garden: simply sustainable

By reaching our funding goal, we plan to increase our capabilities, technology and invest in partnerships with major distributors to drive store velocity and brand recognition. Other key areas of growth include unrolling additional pre-packaged hydroponically grown product items, following the success of our lettuce line.



Investors

Self-funded & focused

Edible Garden's management team recognized the opportunity to acquire a struggling business with the belief that a big vision and flawless execution could win out. We wanted to save jobs and build something great—even in the middle of the COVID-19 pandemic! After purchasing the business from a holding company, Edible Garden Ag, Inc. was born. We quickly improved systems, safety, quality and execution. We leveraged strong partnerships. and landed new business with major retailers almost immediately. Bottom line, we upped our game. Since the acquisition in March 2020, Edible Garden has self-funded itself with cash-flow and investments by its principals. The time has now come to expand the business and expand growth. We couldn't be more excited!



Founders



We have a strong culture of team work and inclusion across our organization. Our common goal is to contribute to the indoor farming revolution that is transforming how produce is grown and consumed. Our co-founders and management team have worked together nearly 5 years prior to founding Edible Garden Ag, Inc. with a singular focus towards the common goal of using less to grow more—we are truly Zero-Waste Inspired® .

Team

	Jim Kras	Co-Founder and CEO
	Mike James	Co-Founder and CFO
	Scott Pendergrast	Head of Data
	John Kissel	Horticulture
	Stacy Eng	Director of Operations
	Nick Bloom	Head of Sales
	Kelly Jimenez	Creative Director
	Dennis Rodrigues	Co-Founder and Director
	Nick Simons	Greenhouse Manager
	Jonathan Dmitruck	Head Grower
	Jacob Bartlett	Advisory Board Member
	Sarina Appel	PR/Communications

Perks

$250	Flavorful Mixed Living Herb Box Sampler.
$500	Herb Sampler Box & Raffle for a Weekly Supply of Herbs for One Year!
$1,500	6 Month's Supply of Herbs
$5,000	A guided tour by our horticultural team of our NJ or Ohio next generation greenhouses, followed by a farm-to-table dinner with our management team. 1 Year Supply of Herbs

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Edible Garden AG Incorporated

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Edible Garden AG Incorporated, a Wyoming corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $18,500,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the

Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Wyoming, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Belvidere, New Jersey. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

EDIBLE GARDEN AG INCORPORATED

By: /s/ James Kras
Name: James Kras
Title: Chief Executive Officer
Address: 283 County Road 519, Belvidere,
NJ, United States
Email: JKras@ediblegarden.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [crowd_safe_dated] between Edible Garden AG Incorporated, a Wyoming corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

    a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                         LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcripts

Video text:

Edible Garden: simply local, simply fresh

Organic
Fresh
Local

Logos: USDA Organic, Non GMO Project Verified, Global Food Safety Initiative

National Brand Power, Local Delivery!

Self Watering Displays
Reduces Shrink
Patent Pending

Living Culinary Lettuces

Reduced CO_2 Footprint

4" Organic Potted Herbs

Snip-its: Rinse and Use
Organic Premium Cut Herbs

Exciting New Products: 5oz Clamshell Lettuces

Zero-Waste Inspired

Exciting New Products: Living Lettuce

Sustainable

Living Fresh Basil

Local Sustainable Farming